 PRESS RELEASE 19th Febuary 2004

FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED 31 DECEMBER 2003

REED ELSEVIER COMBINED BUSINESSES

	2003 £m	2002 £m	2003 €m	2002 €m	Change at constant currencies %
Reported figures
Turnover	4,925	5,020	7,141	7,982	1%
Operating profit	661	507	958	806	29%
Profit before taxation	519	289	752	460	75%
Net borrowings	2,372	2,732	3,368	4,180
Adjusted figures
Operating profit	1,178	1,133	1,708	1,801	6%
Profit before taxation	1,010	927	1,465	1,474	10%
Operating cash flow	1,028	1,010	1,491	1,606	3%
Operating margin	24%	23%	24%	23%
Operating cash flow conversion	87%	89%	87%	89%
Interest cover (times)	7.0	5.5	7.0	5.5

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the ‘Reed Elsevier combined businesses’).

The financial highlights presented refer to ‘adjusted’ profit and cash flow figures. These figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects. A reconciliation between the reported and adjusted figures is provided in Note 5 to the Preliminary Statement.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2002 full year average rates.

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	2003 £m	2002 £m	Change %	2003 €m	2002 €m	Change %	Change at constant currencies %
Reported profit attributable	169	89	90%	242	144	68%
Adjusted profit attributable	394	361	9%	540	542	——	10%
Average exchange rate €:£	1.45	1.59		1.45	1.59
Reported earnings per share	13.4p	7.0p	91%	€0.31	€0.18	72%
Adjusted earnings per share	31.2p	28.5p	9%	€0.69	€0.69	—	10%
Dividend per share	12.0p	11.2p	7%	€0.30	€0.30	—

The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV.

REPORT OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

We are pleased to report another year of good progress in executing against our growth strategy and delivery of a strong financial result for 2003.  Adjusted earnings at constant exchange rates achieved double digit growth for the third successive year.  This has been achieved against a background of challenging market conditions, with each of our markets affected by the late cycle effects of the recent global economic slowdown.  Despite this, we have continued to invest significantly in our businesses to develop new product, target new growth opportunities within our markets, and expand our sales and marketing programmes.  Strong relative performances within our markets and further cost actions have delivered the good overall result.

The science & medical business has performed well with strong publishing and new electronic products driving above market revenue growth.  The legal business has also continued to outperform its markets with consistent improvements in product performance and expansion of its online services.  The education business has had a mixed performance in weak markets, affected by the low level of textbook adoption opportunities compounded by state budget pressures.  The business division continued to show impressive resilience in depressed markets.  Operating margins in all four divisions improved despite the high levels of investment, due to a relentless focus on cost efficiency.   Strong cash flows reinforced the quality of the financial result.

For 2004, we plan to increase our investment programme yet further.  This will drive the expansion of our online information products and services to address the burgeoning demand of our customers for the additional productivity that professional information and web-based functionalities can bring.  We also continue to target acquisitions that accelerate our growth strategy.

Financial Results

Total revenues were up 1% on the prior year at constant exchange rates, with satisfactory growth in Elsevier and LexisNexis offset by the weakness in Harcourt Education and Reed Business markets.  At reported exchange rates, revenues were 2% lower at £4,925 million/11% lower at €7,141 million, due to the effects on currency translation of the relative weakness of the US dollar and the strength of the euro in comparison with the prior year.

Adjusted pre-tax profits were 10% higher at constant exchange rates, reflecting market outperformance, the impact of cost actions in improving margin, the gearing of the business and lower interest rates.  Expressed in sterling, adjusted pre-tax profits were 9% higher at £1,010 million, whilst, expressed in euros, 1% lower at €1,465 million due to the currency translation effects.  Overall adjusted operating margin improved by 1.3% percentage points to 23.9%.  Adjusted operating cash flow at £1,028 million/€1,491 million represents a strong 87% conversion of adjusted operating profits into cash.  Adjusted figures are stated before amortisation of goodwill and intangible assets and exceptional items.

The science & medical business, Elsevier, performed well with strong new publishing and growing online sales.  Increased investment was more than offset by actions taken to improve efficiency.  Revenues and adjusted operating profits were both up 8% at constant exchange rates.  In the Science & Technology division, against a background of considerable pressure on institutional budgets, subscription renewals were strong and good growth was seen in sales of electronic journal products, including back files and subject collections.  The Health Sciences business has continued to show good growth momentum, with a strong new publishing programme and increased demand from the expanding healthcare professions.

The legal business, LexisNexis, performed well in markets that are seeing somewhat slower growth.  Revenue and adjusted operating profit growth were 3% and 10% respectively at constant exchange rates.  Investment in content, new product features and online services are stimulating revenue growth, and LexisNexis continues to perform ahead of the market.  In corporate and federal markets, the weaker market for corporate business information was offset by strong growth in the risk solutions business. The LexisNexis International businesses performed satisfactorily, with significant investment and new products driving strong online sales.  Further improvements were made in operating margins as cost actions were taken to improve efficiency and fund the investment programme.

The education business, Harcourt Education, had a mixed performance, with the impact of the loss last year of the California state testing contract and weak markets due to the trough in state textbook adoptions exacerbated by schools funding pressures.  Revenues were consequently 3% lower at constant exchange rates including minor disposals.  The Harcourt US K-12 schools business once again performed strongly in new state textbook adoptions, with joint overall market leadership, and saw good growth in backlist sales and in open territories.  The supplemental business however was weaker ahead of new publishing that addresses federally funded programmes.  Significant cost actions were taken to streamline business operations and improve margins, to deliver adjusted operating profit growth of 2% at constant currencies despite the revenue decline.

The business division, Reed Business, faced a difficult advertising market throughout the year and the exhibitions business was not only impacted by the weak economic conditions and the net cycling out of non-annual shows, but also by the war in Iraq and the SARS outbreak.  In this environment, Reed Business did well to deliver revenue only 4% lower at constant exchange rates, reflecting the continued focus on building market share, improving yields and growing online sales.  Continued tight management of costs delivered further margin improvement, with adjusted operating profits flat at constant exchange rates.

Amortisation of goodwill and intangible assets at £445 million/€645 million was £82 million/€193 million lower than in the prior year, principally as a result of currency translation effects and some past acquisitions becoming fully amortised.

Exceptional pre-tax charges of £46 million/€68 million relate to acquisition integration and other restructuring less net gains on disposals and fixed asset investments.  After tax, and including prior year tax credits, exceptional items showed a net gain of £38 million/€54 million.

The reported profit before tax, including amortisation of goodwill and intangible assets and exceptional items, was £519 million/€752 million, which compares with £289 million/€460 million in the prior year.  The reported attributable profit of £334 million/€484 million increased against a reported attributable profit of £181 million/€288 million in the prior year.  Further information on performance is set out in the review of operations and financial performance.

Business Progress

2003 has seen Reed Elsevier’s markets continue to be challenged by late cycle effects of the difficult economic conditions experienced over the last three years, and this is expected to continue into 2004.  Despite this overall low market growth environment, Reed Elsevier continues to give priority to investment in new product and market initiatives to ensure strong long-term revenue growth and market outperformance.  Continued focus is also given to improving cost efficiency to fund the investment programme, and good progress has again been made this year.  Additionally, we target acquisitions that accelerate our growth strategy.

Elsevier has continued to deliver above market revenue growth through investment in new publishing and in expanding online services, particularly through ScienceDirect.  Online delivery has dramatically increased the access and utility of information to the scientific and research community, with 175 million articles downloaded from ScienceDirect in 2003, more than double the prior year figure.  Elsevier continues to expand the content in ScienceDirect, which now holds over 5 million research articles, through new publishing and digitising the archive and major reference works.  Elsevier is also investing in developing subject collections, abstracts and bibliographic information to enhance ease of navigation through scientific research.  In the healthcare market, strong demand for new publishing is driven by advances in medical sciences, increasing specialisation, and expansion of the healthcare professions.  Whilst usage of information within the science research community has moved rapidly online, within health sciences, print is still the predominant medium.  Online services are, however, expanding rapidly and Elsevier is investing to capture these opportunities and expand the market.  Elsevier’s international publishing network to create and distribute information around the world was significantly expanded early in the year with  the acquisition of the Holtzbrinck STM business in Germany.

There has been much written recently on scientific journal business models.  We remain firmly of the view that, whilst the market will always accommodate a variety of different initiatives and funding approaches, subscription based journal publishing is the most effective and efficient way to deliver to researchers a huge volume of high quality, peer reviewed research through increasingly sophisticated online delivery and navigational tools that require  substantial investment.  We will however continue to monitor initiatives such as the ‘author pays’ publishing model and assess how effectively they serve the needs of the scientific and research communities.  Where innovations bring demonstrable and sustainable improvements for these communities, Elsevier will, as always, adapt and invest accordingly.

At LexisNexis, our good performance in somewhat slower markets has been delivered through continued investment in content, product functionality and new online services.  This has also positioned LexisNexis well to benefit from a market recovery.  The demand for legal services and for efficient access to legal information is expected to drive long-term growth, particularly in online services.  In the US, where online services account for the significant majority of sales, investment has been made in faster growing contiguous markets, such as in risk solutions and in legal tools beyond core research.  The acquisitions of the Dolan Media public records business, with its electronic information on court judgements and liens, and Applied Discovery, in the fast growing electronic discovery services market, are significant steps in this strategy.  Outside the US, where online services are growing rapidly but from a smaller base, investment in the LexisNexis global online delivery platform will accelerate growth through swift delivery of enhanced functionalities to individual markets.  Services on the new platform have recently been launched in France, and the UK and Australia are to follow shortly.

Harcourt Education, despite the weakness in its markets driven by the adoption calendar and current state budget pressures, has continued to expand its curriculum range, most notably in secondary maths product ahead of the 2004 adoptions, and to develop its testing and remediation product for the classroom based assessment market which is expected to grow rapidly in importance.  Investment is also being made in the US supplemental publishing business to capture the growth opportunities presented by the No Child Left Behind legislation.  Investment in other new publishing, such as the latest edition of the Stanford Achievement Test, is driving state testing contract wins.

Over the last three years, Reed Business has been tightly managed to mitigate the effects that economic slowdown has had on advertising and exhibition markets.  Investment has been made in building market share and in expanding the online services, which have seen well over 20% compound growth over that period.  The focus has also continued on managing yields and reducing costs.  Despite an underlying revenue decline of 14% over that period, adjusted operating margins are now higher than they were three years ago, and the business is well positioned to benefit significantly from a market upturn.

Whilst we expect our markets to recover over the next three years, we are aggressively focused on improving revenue performance through developing our core services, acquiring or launching into faster growth opportunities, and geographical expansion.

2003 represents the second full year of Reed Elsevier’s ownership of the Harcourt science and medical and education publishing businesses acquired in July 2001.  The strategic promise of the acquisition has been realised:  the excellent fit and synergies of the science publishing;  a leading presence and strong growth in the attractive Health Sciences market;  and a consistently winning performance in US education which, whilst suffering from state budget pressures and the adoption cycle at present, is a good long term growth market.  The acquisition has accelerated our revenue growth, enhanced our earnings, and in 2003 had an estimated post tax return on capital invested of nearly 8%, approximating Reed Elsevier’s weighted average cost of capital well within the five years from acquisition that was targeted.

Parent company earnings and dividends

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, the adjusted earnings per share were up 10% at constant exchange rates.  The adjusted earnings per share at reported exchange rates were up 9% for Reed Elsevier PLC at 31.2p and unchanged for Reed Elsevier NV at €0.69.  The reported earnings per share, including the amortisation of goodwill and intangible assets and exceptional items, was for Reed Elsevier PLC shareholders 13.4p (2002: 7.0p) and for Reed Elsevier NV shareholders €0.31 (2002: €0.18).

The proposed Reed Elsevier PLC final dividend is 8.7p per share which, together with the interim dividend of 3.3p, gives a total dividend of 12.0p, up 7% on the prior year.  The proposed Reed Elsevier NV final dividend under the equalisation arrangements is €0.22 per share which, together with the interim dividend of €0.08, gives a total Reed Elsevier NV dividend of €0.30, unchanged from the prior year.  The difference in dividend growth rates reflects the impact of currency movements since the prior year dividend declaration dates.

Outlook

Reed Elsevier’s markets continue to be challenged by late cycle effects of the difficult economic conditions experienced over the last three years.  The US education market is also expected to decline this year, as it reaches the low point in the state textbook adoption cycle combined with continuing state budget pressures.  In what is expected to be an overall low market growth environment, another year of double digit adjusted earnings per share growth at constant rates will be difficult, particularly since Reed Elsevier plans to expand its investment programme by more than $50 million to help ensure accelerated long-term revenue growth.

We are, therefore, targeting mid to high single digit adjusted earnings per share growth at constant currencies in 2004, and above market revenue growth.  If current exchange rates prevail, there will be an adverse translation impact on reported earnings due to the weakness of the US dollar.  Reed Elsevier expects to deliver on its long-term targets of above market revenue growth and double digit adjusted EPS growth at constant rates in 2005 and beyond as its markets benefit from improved economic conditions and the US schools adoption cycle recovers.

In 2004, Elsevier should again perform well, with strong subscription renewals driven by the strength of the product and the greater utility of ScienceDirect.  The Health Sciences books programme is expected, again, to go well.  Further cost efficiencies will help fund substantially increased investment in online products and new navigational services.

LexisNexis is expected to have another satisfactory year, although no overall improvement in its core research markets is anticipated.  Growth will be helped by further development of online research services and from the investments made in the faster growing risk management and legal tools markets.  2004 will see further major product initiatives across all markets including the rollout of the new global online delivery platform in a number of countries.

Harcourt Education expects to perform well in the 2004 adoptions but in a weaker overall market this is expected to deliver broadly flat revenues.  The assessment business will benefit from new state educational testing contracts and the International business should see a recovery from the exceptional school funding constraints seen in the UK last year.

Reed Business is not budgeting for any real recovery in its markets this year and continues to take cost actions to protect margins whilst increasing investment in online services.  A year on year decline in advertising volumes, particularly in continental Europe, should however be largely offset by further share growth, yield improvement and good growth in online sales.  The exhibitions business will benefit from the net cycling in of non-annual shows.

If an economic recovery really does take hold and becomes more broadly based, then Reed Business should show good recovery, particularly in its advertising revenues.  Given the improvements made in operational efficiency over the last three years, the flow through to increased profitability will be strong.

Reed Elsevier is excellently positioned in long-term attractive growth markets, and has a clear investment led growth strategy which has delivered significant market outperformance in each of the last three years.  We see good opportunities for growth and have the people and investment resources to deliver on them.  We have great confidence in Reed Elsevier’s future success.

.

Morris Tabaksblat	Crispin Davis
Chairman	Chief Executive Officer

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE

REVIEW OF OPERATIONS

	2003 £m	2002 £m	2003 €m	2002 €m	% change at constant currencies
Turnover
Science & Medical	1,381	1,295	2,002	2,059	8%
Legal	1,318	1,349	1,911	2,145	3%
Education	898	993	1,302	1,579	-3%
Business	1,328	1,383	1,926	2,199	-4%
Total	4,925	5,020	7,141	7,982	1%

Adjusted operating profit
Science & Medical	467	429	677	682	8%
Legal	301	287	437	456	10%
Education	174	183	252	291	2%
Business	236	234	342	372	—
Total	1,178	1,133	1,708	1,801	6%

The Review of Operations refers to adjusted operating profit performance. Adjusted profit figures are used by Reed Elsevier businesses as additional performance measures and are stated before amortisation of goodwill and intangible assets and exceptional items, and are reconciled to the reported amounts in Note 5 to this Preliminary Statement. Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2002 full year average rates.

SCIENCE & MEDICAL

	2003 £m	2002 £m	2003 €m	2002 €m	% change at constant currencies
Turnover
Elsevier
Science & Technology	789	746	1,144	1,186	5%
Health Sciences	592	549	858	873	11%
	1,381	1,295	2,002	2,059	8%
Adjusted operating profit	467	429	677	682	8%
Adjusted operating margin	33.8%	33.1%	33.8%	33.1%	0.7 pts

SCIENCE & MEDICAL

Elsevier has had another successful year against a background of considerable pressure on institutional budgets.  Strong subscriptions renewals and growing online sales drove revenue growth in Science & Technology and a successful book publishing programme delivered good growth in Health Sciences.  Underlying operating margins were improved by further actions to streamline operations.  Continued investment in new publishing and in expanding ScienceDirect and other online services are expected to deliver future growth.

Revenue and adjusted operating profits both increased 8% at constant exchange rates, or 5% and 8% excluding the Holtzbrinck STM business acquired at the beginning of the year and other small acquisitions and disposals.  Both the Science & Technology and Health Sciences divisions saw underlying revenue growth of 5%.

In the Science & Technology division, growth was driven by strong subscription renewals and growing online sales including recently introduced back files and subject collections.  Usage of ScienceDirect more than doubled to 175 million article downloads during the year, reflecting the dramatic increase in access and utility that this web based service provides.  ScienceDirect now holds over 5 million scientific research articles that can be searched, accessed and linked at the click of a mouse, anywhere and at any time.  Increasingly customers, either individually or through consortia, are subscribing to content hitherto outside their collections at attractive discounts.  Electronic only subscriptions grew by 55% and now account for 23% of journal subscriptions by value.

In Health Sciences, growth was driven by the strong book publishing programme with successful new titles and editions coupled with increased demand from the growing healthcare professions.  Electronic revenues continue to grow strongly, albeit from a much smaller base than in Science & Technology, from the expansion of online services in addition to migration from print subscriptions.  Demand from the pharmaceutical industry for projects and conferences was however weaker leading to consolidation of these activities.  The International business was expanded in the year through more aggressive versioning and distribution of international content in local markets and the acquisition of the Holtzbrinck STM publishing business,  adding high quality German language medical publishing and  strong local market and distribution channels for other international content.

Significant investments continue to be made in ScienceDirect, most particularly in new navigation services and in web platforms to support the launch of new online products within Health Sciences.  Continued action on costs, including further benefits of integration of the Harcourt STM businesses, funded increases in investment and improved the adjusted overall margin, ie before exceptional items and the amortisation of goodwill and intangible assets, by 0.7 percentage points.

The outlook for the Science & Medical business is good.  Although academic institutional and corporate budgets remain under pressure, Elsevier continues to see strong subscription renewals and take up of its electronic products.  Investment in content and new online services is being increased to address further market opportunities.

LEGAL	2003 £m	2002 £m	2003 €m	2002 €m	% change at constant currencies
Turnover
LexisNexis
North America	992	1,056	1,438	1,679	2%
International	326	293	473	466	7%
	1,318	1,349	1,911	2,145	3%
Adjusted operating profit	301	287	437	456	10%
Operating margin	22.8%	21.3%	22.8%	21.3%	1.5 pts

LEGAL

The LexisNexis business has continued to perform well in markets seeing slower growth.  The US legal business is performing ahead of the market, whilst the continued slow down within US corporate and federal markets for corporate business information has been offset by the stronger growth in the risk solutions business.  Continued investment is being made in new content and online services whilst further cost actions have improved operational efficiency and margins.

Revenues and adjusted operating profits increased by 3% and 10% respectively at constant exchange rates, or 3% and 8% excluding acquisitions and disposals.  LexisNexis North America saw underlying revenue growth at 2% held back by the late cycle impact of economic slow down, particularly in corporate markets.  Outside the US, revenue growth before acquisitions was 4% which, while seeing similar weakness in UK corporate information markets, saw strong growth in Asia-Pacific.  Adjusted operating margins improved by 1.5 percentage points to 22.8% as a result of the continued action to improve efficiency and release funds for investment.

In US legal markets, revenues grew by 3%.  Online revenue growth was 7% with good growth in national law firms and, in particular, in the small law firm market.  Print and CD sales were marginally lower as the market continues to move online.  The legal directories business again performed well with strong renewals and expanded web services.  In US corporate and federal markets, underlying revenues were flat.  Strong growth in the risk solutions business was offset by declines in corporate and academic information markets reflecting the difficult budgetary environment.  Continued action on the cost base funded further increases in investment and delivered underlying operating profit growth in LexisNexis North America of 10%.

The LexisNexis International businesses outside North America saw revenues and adjusted operating profits up 4% and 2% respectively at constant exchange rates before acquisitions.  Strong growth in online sales of legal, tax and regulatory product across all major markets was in part offset by print migration and by weakness in demand in the UK for corporate news and business information.  Underlying operating margins were broadly maintained despite increased investment in new online services and expansion of the business in Germany, as a result of continued cost actions, most particularly in rationalisation of editorial and production processes within Europe.

LexisNexis is continuing to invest in new content and improved online functionalities for its core products as well as expanding into contiguous markets through investment in new development and acquisitions.  Good further progress has been made in expanding coverage of annotated codes for individual states and in case law summaries.  The first development phase of the global online delivery platform has been completed, with the launch of services on the new platform in France, with the UK and Australia to follow later in the year, significantly enhancing product functionality and, after the initial launch phases, delivering greater operational efficiency.

Two acquisitions made in the second half of the year in the US have expanded LexisNexis’ position in fast growing contiguous markets.  Applied Discovery Inc is the leading provider in the US of electronic discovery services which is a rapidly growing market.  The public records business of Dolan Media, including important electronic information on court judgements and liens, has further expanded LexisNexis’ position in the strongly growing risk management market.  Courtlink, the leading provider of electronic court document filing and court access services acquired just over two years ago, is continuing to grow strongly as these markets expand.  LexisNexis is increasing investment behind faster growth opportunities, to continue to drive above market revenue growth and which positions the business well for the future.

The outlook for the LexisNexis business is good.  Revenue growth is being stimulated by new publishing and product initiatives and the declines seen in corporate and business information markets appear to be abating.  Increases in investment are expected to be funded by the actions taken to further improve operational efficiency.

EDUCATION

	2003 £m	2002 £m	2003 €m	2002 €m	% change at constant currencies
Turnover
Harcourt Education
US Schools & Testing	745	846	1,080	1,345	-5%
International	153	147	222	234	5%
	898	993	1,302	1,579	-3%
Adjusted operating profit	174	183	252	291	2%
Operating margin	19.4%	18.4%	19.4%	18.4%	1.0 pts

EDUCATION

The Harcourt Education business performed well given the difficult schools markets, with education budgets under pressure and a trough in the US state textbook adoption cycle, and the effect on revenues of past contract losses.  Harcourt performed well in new US state textbook adoptions and saw good growth in backlist sales and to non-adoption states.

Revenues, before acquisitions and disposals, were 2% lower than in the prior year whilst adjusted operating profits were 3% ahead at constant exchange rates.  Excluding the impact of the loss of the California state testing contract announced in 2002, underlying revenue growth would have been 1-2%, broadly in line with the market.  Despite lower revenues, adjusted operating margins improved by 1.0 percentage points to 19.4% as substantial cost savings were realised from rationalisation of editorial and production processes and further integration.

The Harcourt US K-12 schools business performed well in 2003 state adoptions, gaining the joint overall market share leadership in state adoption opportunities.  Taking into account that Harcourt did not participate in the second year implementation of the 2002 California elementary reading adoption, this is an impressive performance.  Particular successes in the Elementary market were achieved in Georgia reading and in social studies in North Carolina and Texas.  In the secondary market, whilst performance in social studies was below expectation, the literature and language arts programmes have maintained their leading positions with successes in California and Florida and the science programme also led with a major win in Tennessee.  The market for state adoptions was however weak due to the trough in the US state textbook adoption cycle and some deferrals due to the pressures on state budgets.  This was compensated by good growth in backlist sales and sales to open territories in both elementary and secondary schools markets.  Overall revenues were however held back by weakness in the supplemental business ahead of new publishing that addresses federally funded programmes.  Underlying operating profits were up 2%, reflecting the significant cost savings achieved through supply chain rationalisation and further integration of the supplemental businesses.

The Harcourt Assessment businesses saw underlying revenues down 5%, reflecting the loss of the California state testing contract which was announced in 2002.  Without this, underlying revenue growth would have been over 15%.  This has been primarily driven by strong new publishing in the clinical testing market.  The new edition of the Stanford Achievement Test, which combines the power of the well established norm-reference test with the flexibility to test state-specific criteria, has been well received in the market and has been instrumental in winning a number of new state contracts, including Nevada, New Mexico and Minnesota, which will impact in 2004.  Underlying operating profits were up 10% due to the strong growth in higher margin product and the actions taken to improve operational efficiency.  Increased investment is being put into classroom-based assessment to improve individual educational outcomes, linking assessment to reinforcement of learning through linked curriculum and remediation products.

The Harcourt Education International businesses saw revenues 5% ahead and adjusted operating profits 1% ahead, with strong growth in academic publishing and the global library business offset by a marked reduction in the UK schools market due to shortfalls in governmental funding.

In 2004, the US schools market is expected to decline further as the low point is reached in the three year trough in the adoptions cycle combined with continuing state budget pressures.  Harcourt expects to perform well in the new 2004 adoptions and the early market reaction to new publishing programmes has been encouraging.  The assessment business will benefit from the recent state contract wins and the International business is expected to recover from the UK funding constraints seen last year.  2005 and the following years are expected to see a significant recovery in US market growth given the much stronger adoption calendar and Harcourt should be well placed to perform strongly.

BUSINESS

	2003 £m	2002 £m	2003 €m	2002 €m	% change at constant currencies
Turnover
Reed Business Information
US	365	438	529	696	-6%
UK	234	241	339	383	-3%
Continental Europe	277	256	402	407	-6%
Reed Exhibitions	420	425	609	676	-3%
Other	32	23	47	37	8%
	1,328	1,383	1,926	2,199	-4%
Adjusted operating profit	236	234	342	372	—
Operating margin	17.8%	16.9%	17.8%	16.9%	0.9 pts

BUSINESS

The Reed Business division has again performed well in yet another difficult year.  The continued decline of advertising volumes was in part compensated by continued market share gains, yield improvement and significant growth in online sales.  The exhibitions business has been tightly managed through weak economic conditions but has been adversely affected by the net cycling out of non-annual shows as well as the impact of the war in Iraq and the SARS outbreak.  Underlying margins improved through firm cost management.

Revenues and adjusted operating profits were respectively 4% lower and flat at constant exchange rates, or 5% and 2% lower excluding acquisitions and disposals.  The underlying magazine and information publishing businesses saw a revenue decline of 5% due to the advertising market weakness, and the exhibitions business revenues were 6% lower, or 3% before taking account of the net cycling out of non-annual shows.  Adjusted operating margin was 0.9 percentage points ahead at 17.8% reflecting the actions taken on costs to mitigate the impact of lower revenues and to fund investment.

In the US, Reed Business Information saw revenues 6% lower than in the prior year.  Growth in the entertainment sector was more than offset by declines in the manufacturing, electronics and construction sectors.  Significant focus on improving yields and building share could not compensate for the volume decline.  Despite the revenue decline, underlying operating profits have risen by 23% reflecting the significant actions taken to reduce costs.

In the UK, Reed Business Information revenues were down 3%.  Whilst display and recruitment advertising markets saw lower revenues, good growth was achieved in online sales.  Adjusted operating profits were similar to the prior year, with operating margins improved through firm cost management.  In Continental Europe, Reed Business Information saw underlying revenues down 5%.  Continued focus on market share gains and improving yields mitigated to an extent the significant decline in advertising markets.  Economic conditions in The Netherlands remain very weak, with only the healthcare and regulatory titles showing growth.  Significant cost actions taken throughout the year resulted in adjusted operating profits 5% higher despite the revenue decline.

At Reed Exhibitions, revenues and adjusted operating profits were lower by 3% and 9% respectively at constant exchange rates.  Underlying revenues, excluding acquisitions and disposals, were 6% lower, or 3% lower before the effect of the net cycling out of non-annual shows.  Growth in Asia-Pacific and the majority of North American shows was offset by a weakness in US manufacturing sector and in Europe particularly in the international shows.  Underlying operating profits were 14% lower, or 3% lower before the cycling out of non-annual shows.  Given the weak economic conditions in most markets and the impact on business travel of the Iraq war and the SARS outbreak, this is a very resilient performance and reflects the quality of the exhibitions business and very focused management.

Reed Business is not yet budgeting for any real upturn in its markets and, taken with increased investment in online services, is not anticipating growth this year.  If, however, an economic recovery really does take hold and becomes more broadly based, then Reed Business should recover quickly, most immediately in its advertising revenues.  Given the dramatic improvements made in operational efficiency over the last three years, the flow through to increased profitability will be strong.

FINANCIAL REVIEW

REED ELSEVIER COMBINED BUSINESSES

Profit and loss account

The reported profit before tax for the Reed Elsevier combined businesses, after the amortisation of goodwill and intangible assets and exceptional items, was £519m/€752m, which compares with a reported profit of £289m/€460m in 2002. The increase principally reflects higher underlying operating profits, lower goodwill and intangible asset amortisation and a £65m/€108m reduction in exceptional charges, as well as a reduced net interest expense.  The reported attributable profit of £334m/€484m increased against a reported attributable profit of £181m/€288m in 2002, reflecting the improved operating performance and the lower interest costs.

The year on year decline of the US dollar since 2002 has had adverse translation effects on the results expressed in sterling and, more particularly, in euros.  The strengthening of the euro relative to sterling has compounded this adverse translation effect on the results expressed in euros, whilst mitigating the impact on the results expressed in sterling.  This translation effect does not however have any impact on the underlying performance of the businesses.

Turnover decreased by 2% expressed in sterling to £4,925m, and by 11% expressed in euros to €7,141m.  At constant exchange rates, turnover was 1% higher, or flat excluding acquisitions and disposals.

Adjusted operating profits, excluding the amortisation of goodwill and intangible assets and exceptional items, were up 4% expressed in sterling at £1,178m, whilst down 5% expressed in euros at €1,708m.  At constant exchange rates, adjusted operating profits were up 6% , or 5% excluding acquisitions and disposals.  Adjusted operating margins improved by 1.3 percentage points to 23.9% reflecting the continued tight management of costs.

The amortisation charge for intangible assets and goodwill, including in joint ventures, amounted to £445m/€645m, down £82m/€193m on the prior year as a result of translation effects and some past acquisitions becoming fully amortised.

Exceptional items showed a pre-tax charge of £46m/€68m, comprising £49m/€72m of Harcourt and other acquisition integration and related costs, £23m/€33m in respect of restructuring actions taken in response to the effect of the protracted global economic slowdown, less a £26m/€37m net gain on disposal of businesses and fixed asset investments.  After a tax credit of £84m/€122m principally arising on the exceptional costs and in respect of prior year disposals, exceptional items showed a net post-tax gain of £38m/€54m. This compares with a net post-tax exceptional gain of £11m/€18m in 2002.

Net interest expense, at £168m/€243m, was £38m/€84m lower than in the prior year, reflecting the benefit of the 2002 free cash flow, lower interest rates and currency translation effects.  Net interest cover on an adjusted basis was 7.0 times.

Adjusted profits before tax, before the amortisation of goodwill and intangible assets and exceptional items, at £1,010m/€1,465m, were up 9% expressed in sterling, and down 1% expressed in euros.  At constant exchange rates, adjusted profits before tax were up 10%.

The effective tax rate on adjusted earnings was little changed at 26%.  The adjusted profit attributable to shareholders of £744m/€1,079m was up 9% expressed in sterling, and down 1% expressed in euros.  At constant exchange rates, the adjusted profit attributable to shareholders was up 10%.

Cash flows and debt

Adjusted operating cash flow, before exceptional items, was £1,028m/€1,491m representing an 87% conversion rate of adjusted operating profits into cash.  This compares with a conversion rate in 2002 of 89%.  Capital expenditure in the year amounted to £168m/€244m and depreciation was £134m/€194m, both similar to the prior year.

Free cash flow – after interest and taxation but before acquisition spend, exceptional receipts and payments and dividends – was £669m/€970m, compared to £651m/€1,035m in 2002.  After dividends, free cash flow was £377m/€547m compared to £378m/€601m in 2002.  Net exceptional cash inflows of £34m/€50m include £96m/€140m proceeds from disposals of businesses and fixed asset investments and £36m/€52m of reduced tax payments, less exceptional acquisition related and restructuring payments of £98m/€142m.

In 2003, acquisitions were made for a total consideration of £226m/€328m, including £3m/€5m deferred to future years, and after taking account of net cash acquired of £9m/€13m.  An amount of £229m/€332m was capitalised as goodwill and intangible assets. Deferred consideration paid in respect of prior year acquisitions and payment of change of control and other non-operating liabilities assumed on the acquisition of Harcourt totalled £35m/€50m. The 2003 acquisitions contributed £16m/€25m to adjusted operating profit in the year and added £15m/€22m to adjusted operating cash flow.

Net borrowings at 31 December 2003 were £2,372m/€3,368m, a decrease of £360m in sterling and €812m in euros since 31 December 2002, reflecting the free cash flow less acquisition spend, and favourable exchange translation effects from the weaker US dollar.

Gross borrowings at 31 December 2003 amounted to £3,010m/€4,274m, denominated mostly in US dollars, and were partly offset by cash balances totalling £638m/€906m invested in short term deposits and marketable securities.  After taking account of interest rate derivatives, a total of 65% of Reed Elsevier’s gross borrowings were at fixed rates, including £1,270m/€1,797m of floating rate debt fixed through the use of interest rate derivatives, and had a weighted average interest coupon of 6.3% and an average remaining life of 5.8 years.

PARENT COMPANIES

Profit and loss account

Adjusted earnings per share, measured before the effect of amortisation of goodwill and intangible assets and exceptional items, for Reed Elsevier PLC were 31.2p, up 9% on the previous year, and for Reed Elsevier NV were €0.69, unchanged from 2002. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results.  At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 10% over the previous year.

After their share of the charge in respect of goodwill and intangible asset amortisation and of the exceptional items, the reported earnings per share of Reed Elsevier PLC after tax credit equalisation and Reed Elsevier NV were 13.4p and €0.31 respectively, compared to 7.0p and €0.18 in 2002.

Dividends

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation – as defined in the Reed Elsevier merger agreement – is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The Board of Reed Elsevier PLC has proposed a final dividend of 8.7p, giving a total dividend of 12.0p for the year, up 7% on 2002. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.22. This results in a total dividend of €0.30 for the year, the same as in 2002. The difference in dividend growth rates reflects the impact of the significant appreciation of the euro against sterling since the prior year dividend declaration dates.

Dividend cover for Reed Elsevier PLC, based on adjusted earnings before the amortisation of goodwill and intangible assets and exceptional items and related tax effects, was 2.6 times, and for Reed Elsevier NV was 2.3 times.  Measured for the combined businesses on a similar basis, dividend cover was 2.4 times, unchanged from 2002.

A presentation on the results will be webcast live on the reedelsevier.com website at 09.30 am (London)/10.30 am (Amsterdam) today.

FORWARD LOOKING STATEMENTS

This Preliminary Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

COMBINED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	2003 £m	2002 £m	2003 €m	2002 €m
Turnover Including share of turnover of joint ventures		5,006	5,094	7,259	8,099
Less: share of turnover of joint ventures		(81)	(74)	(118)	(117)
	3	4,925	5,020	7,141	7,982
Continuing operations before acquisitions		4,845	5,020	7,025	7,982
Acquisitions		80	—	116	—
Cost of sales		(1,764)	(1,794)	(2,558)	(2,852)
Gross profit		3,161	3,226	4,583	5,130
Operating expenses		(2,516)	(2,736)	(3,648)	(4,351)
Before amortisation and exceptional items		(2,002)	(2,113)	(2,902)	(3,361)
Amortisation of goodwill and intangible assets		(442)	(524)	(641)	(833)
Exceptional items	4	(72)	(99)	(105)	(157)
Operating profit (before joint ventures)		645	490	935	779
Continuing operations before acquisitions		659	490	955	779
Acquisitions		(14)	—	(20)	—
Share of operating profit of joint ventures		16	17	23	27
Operating profit including joint ventures		661	507	958	806
Non operating exceptional items Net profit/(loss) on disposal of businesses and fixed asset investments	4	26	(12)	37	(19)
Profit on ordinary activities before interest		687	495	995	787
Net interest expense		(168)	(206)	(243)	(327)
Profit on ordinary activities before taxation		519	289	752	460
Tax on profit on ordinary activities		(183)	(107)	(265)	(171)
Profit on ordinary activities after taxation		336	182	487	289
Minority interests		(2)	(1)	(3)	(1)
Profit attributable to parent companies’ shareholders		334	181	484	288
Equity dividends paid and proposed		(304)	(282)	(441)	(448)
Retained profit/(loss) taken to combined reserves		30	(101)	43	(160)

ADJUSTED FIGURES

	Note	2003 £m	2002 £m	2003 €m	2002 €m
Adjusted operating profit	5	1,178	1,133	1,708	1,801
Adjusted profit before tax	5	1,010	927	1,465	1,474
Adjusted profit attributable to parent companies’ shareholders	5	744	682	1,079	1,084

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

COMBINED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	2003 £m	2002 £m	2003 €m	2002 €m
Net cash inflow from operating activities before exceptional items	6	1,163	1,154	1,686	1,835
Payments relating to exceptional items charged to operating profit	6	(98)	(119)	(142)	(190)
Net cash inflow from operating activities		1,065	1,035	1,544	1,645

Dividends received from joint ventures		14	13	20	21

Interest and similar income received		17	25	25	40
Interest and similar charges paid		(194)	(230)	(282)	(366)
Returns on investments and servicing of finance		(177)	(205)	(257)	(326)

Taxation before exceptional items		(182)	(154)	(264)	(245)
Exceptional items		36	20	52	32
Taxation		(146)	(134)	(212)	(213)

Purchase of tangible fixed assets		(155)	(163)	(225)	(259)
Purchase of fixed asset investments		(7)	(5)	(10)	(8)
Proceeds from sale of tangible fixed assets		6	6	10	9
Exceptional proceeds from disposal of fixed asset investments		19	118	28	188
Capital expenditure and financial investment		(137)	(44)	(197)	(70)

Acquisitions		(258)	(184)	(374)	(293)
Exceptional net proceeds/(costs) from disposal of businesses		77	(12)	112	(19)
Acquisitions and disposals		(181)	(196)	(262)	(312)

Equity dividends paid to shareholders of the parent companies		(292)	(273)	(423)	(434)

Cash inflow before changes in short term investments and financing		146	196	213	311
Increase in short term investments		(165)	(55)	(240)	(88)
Financing		(86)	(69)	(125)	(109)
(Decrease)/increase in cash		(105)	72	(152)	114

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

ADJUSTED FIGURES

	Note	2003 £m	2002 £m	2003 €m	2002 €m
Adjusted operating cash flow	5	1,028	1,010	1,491	1,606
Adjusted operating cash flow conversion		87%	89%	87%	89%

Reed Elsevier businesses focus on adjusted operating cash flow as a key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

COMBINED BALANCE SHEET

AS AT 31 DECEMBER 2003

	2003 £m	2002 £m	2003 €m	2002 €m
Fixed assets Goodwill and intangible assets	5,153	5,814	7,317	8,895
Tangible assets	482	484	684	741
Investments	101	121	144	185
	5,736	6,419	8,145	9,821
Current assets Inventories and pre-publication costs	526	500	747	765
Debtors — amounts falling due within one year	1,044	923	1,482	1,412
Debtors — amounts falling due after more than one year	249	321	354	491
Cash and short term investments	638	570	906	872
	2,457	2,314	3,489	3,540
Creditors: amounts falling due within one year	(3,474)	(3,629)	(4,933)	(5,552)
Net current liabilities	(1,017)	(1,315)	(1,444)	(2,012)

Total assets less current liabilities	4,719	5,104	6,701	7,809
Creditors: amounts falling due after more than one year	(2,105)	(2,270)	(2,989)	(3,473)
Provisions for liabilities and charges	(168)	(187)	(239)	(286)
Minority interests	(12)	(7)	(17)	(11)
Net assets	2,434	2,640	3,456	4,039

Capital and reserves Combined share capitals	190	187	270	286
Combined share premium accounts	1,784	1,708	2,533	2,613
Combined shares held in treasury	(37)	(19)	(53)	(29)
Combined reserves	497	764	706	1,169
Combined shareholders’ funds	2,434	2,640	3,456	4,039

Net borrowings	2,372	2,732	3,368	4,180

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m	2003 €m	2002 €m
Profit attributable to parent companies’ shareholders	334	181	484	288
Exchange translation differences	(232)	(187)	(620)	(604)
Total recognised gains and losses for the year	102	(6)	(136)	(316)

COMBINED SHAREHOLDERS’ FUNDS RECONCILIATION

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m	2003 €m	2002 €m
Profit attributable to parent companies’ shareholders	334	181	484	288
Equity dividends paid and proposed	(304)	(282)	(441)	(448)
Issue of ordinary shares, net of expenses	14	30	20	48
Increase in shares held in treasury	(18)	(1)	(26)	(2)
Exchange translation differences	(232)	(187)	(620)	(604)
Net decrease in combined shareholders’ funds	(206)	(259)	(583)	(718)
Combined shareholders’ funds at 1 January	2,640	2,899	4,039	4,757
As originally reported	2,659	2,917	4,068	4,784
Prior year adjustment in relation to presentation of shares held in treasury	(19)	(18)	(29)	(27)
Combined shareholders’ funds at 31 December	2,434	2,640	3,456	4,039

COMBINED FINANCIAL INFORMATION

NOTES TO THE COMBINED FINANCIAL INFORMATION

Basis of preparation

The Reed Elsevier combined financial information encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, joint ventures and associates, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV. The combined financial information has been abridged from the audited combined financial statements for the year ended 31 December 2003. Financial information is presented in both sterling and euros.

The combined financial information has been prepared on the basis of accounting policies in accordance with applicable UK Generally Accepted Accounting Principles (GAAP).  Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pension accounting, UK and Dutch GAAP have diverged such that the Reed Elsevier accounting policies, which previously have been in accordance with both UK and Dutch GAAP, no longer accord with Dutch GAAP.  Under Article 362.1 of Book 2 Title 9 of the Dutch Civil Code, UK GAAP may be adopted by Dutch companies with international operations for the preparation of financial statements and, accordingly, UK GAAP has been so adopted ensuring consistency with the prior year of the accounting policies applied in the combined financial information.

Exchange rates

In preparing the combined financial information, the following exchange rates have been applied:

	Profit & loss		Balance sheet
	2003	2002	2003	2002
Euro to sterling	1.45	1.59	1.42	1.53
US dollars to sterling	1.63	1.50	1.78	1.60
US dollars to euro	1.12	0.94	1.25	1.05

Segment analysis

Turnover

	2003 £m	2002 £m	2003 €m	2002 €m
Business segment Science & Medical	1,381	1,295	2,002	2,059
Legal	1,318	1,349	1,911	2,145
Education	898	993	1,302	1,579
Business	1,328	1,383	1,926	2,199
Total	4,925	5,020	7,141	7,982

	2003 £m	2002 £m	2003 €m	2002 €m
Geographical origin North America	2,822	3,158	4,092	5,021
United Kingdom	823	782	1,193	1,243
The Netherlands	502	419	728	666
Rest of Europe	541	456	784	725
Rest of world	237	205	344	327
Total	4,925	5,020	7,141	7,982

	2003 £m	2002 £m	2003 €m	2002 €m
Geographical market North America	2,921	3,152	4,235	5,012
United Kingdom	551	545	799	867
The Netherlands	207	207	300	329
Rest of Europe	695	611	1,008	971
Rest of world	551	505	799	803
Total	4,925	5,020	7,141	7,982

Operating profit (including amortisation and exceptional items)

	2003 £m	2002 £m	2003 €m	2002 €m
Business segment Science & Medical	375	294	544	467
Legal	95	61	138	97
Education	91	102	132	162
Business	100	50	144	80
Total	661	507	958	806

	2003 £m	2002 £m	2003 €m	2002 €m
Geographical origin North America	225	142	326	226
United Kingdom	168	129	244	205
The Netherlands	162	153	235	243
Rest of Europe	73	55	106	87
Rest of world	33	28	47	45
Total	661	507	958	806

Adjusted operating profit (excluding amortisation and exceptional items)

	2003 £m	2002 £m	2003 €m	2002 €m
Business segment Science & Medical	467	429	677	682
Legal	301	287	437	456
Education	174	183	252	291
Business	236	234	342	372
Total	1,178	1,133	1,708	1,801

	2003 £m	2002 £m	2003 €m	2002 €m
Geographical origin North America	603	616	874	979
United Kingdom	210	190	305	302
The Netherlands	189	169	274	269
Rest of Europe	136	119	197	189
Rest of world	40	39	58	62
Total	1,178	1,133	1,708	1,801

Exceptional items

	2003 £m	2002 £m	2003 €m	2002 €m
Reorganisation costs (i)	(23)	(42)	(33)	(67)
Acquisition related costs (ii)	(49)	(57)	(72)	(90)
Charged to operating profit	(72)	(99)	(105)	(157)
Net profit/(loss) on disposal of businesses and fixed asset investments (iii)	26	(12)	37	(19)
Exceptional charge before tax	(46)	(111)	(68)	(176)
Net tax credit (iv)	84	122	122	194
Total exceptional credit	38	11	54	18

(i)

Reorganisation costs relate to employee severance principally in the Legal and Business segments.

(ii)

Acquisition related costs include employee severance and property rationalisation costs arising on the integration and rationalisation of Harcourt and other recent acquisitions.

(iii)

The net profit on disposal of businesses and fixed asset investments relates principally to a profit on the sale of LexisNexis Document Solutions less losses on other disposals of businesses in the Legal segment and on fixed asset investments.

(iv)

The net tax credit in 2003 and 2002 arises principally in respect of prior year disposals and tax relief related to restructuring and acquisition integration costs.

Adjusted figures

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. The adjusted figures are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, and are derived as follows:

	2003 £m	2002 £m	2003 €m	2002 €m
Operating profit including joint ventures	661	507	958	806
Adjustments: Amortisation of goodwill and intangible assets (including joint ventures)	445	527	645	838
Exceptional items	72	99	105	157
Adjusted operating profit	1,178	1,133	1,708	1,801

Profit before tax	519	289	752	460
Adjustments: Amortisation of goodwill and intangible assets (including joint ventures)	445	527	645	838
Exceptional items	46	111	68	176
Adjusted profit before tax	1,010	927	1,465	1,474
Profit attributable to parent companies’ shareholders	334	181	484	288
Adjustments: Amortisation of goodwill and intangible assets (including joint ventures)	448	512	649	814
Exceptional items	(38)	(11)	(54)	(18)
Adjusted profit attributable to parent companies’ shareholders	744	682	1,079	1,084
Net cash inflow from operating activities	1,065	1,035	1,544	1,645
Dividends received from joint ventures	14	13	20	21
Purchase of tangible fixed assets	(155)	(163)	(225)	(259)
Proceeds from sale of tangible fixed assets	6	6	10	9
Payments in relation to exceptional items charged to operating profit	98	119	142	190
Adjusted operating cash flow	1,028	1,010	1,491	1,606

Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m	2003 €m	2002 €m
Operating profit (before joint ventures)	645	490	935	779
Exceptional charges to operating profit	72	99	105	157
Operating profit before exceptional items	717	589	1,040	936

Amortisation of goodwill and intangible assets	442	524	641	833
Depreciation	134	136	194	216
Total non cash items	576	660	835	1,049

Increase in inventories and pre-publication costs	(51)	(51)	(75)	(81)
(Increase)/decrease in debtors	(112)	(12)	(162)	(19)
Decrease in creditors	33	(32)	48	(50)
Movement in working capital	(130)	(95)	(189)	(150)

Net cash inflow from operating activities before exceptional items	1,163	1,154	1,686	1,835
Payments relating to exceptional items charged to operating profit	(98)	(119)	(142)	(190)
Net cash inflow from operating activities	1,065	1,035	1,544	1,645

Reconciliation of net borrowings

	2003 £m	2002 £m	2003 €m	2002 €m
Net borrowings at 1 January	(2,732)	(3,229)	(4,180)	(5,296)

(Decrease)/increase in cash	(105)	72	(152)	114
Increase in short term investments	165	55	240	88
Decrease in borrowings	82	95	119	151
Change in net borrowings resulting from cash flows	142	222	207	353
Borrowings in acquired business	(9)	—	(13)	—
Inception of finance leases	(13)	(16)	(19)	(25)
Exchange translation differences	240	291	637	788
Net borrowings at 31 December	(2,372)	(2,732)	(3,368)	(4,180)

8.

Pension schemes

Pension costs are accounted for in accordance with the UK accounting standard, SSAP24.  A new UK financial reporting standard, FRS17:  Retirement Benefits requires additional information to be disclosed based on methodologies set out in the standard which are different from those used under SSAP24 and by the scheme actuaries in determining funding arrangements.

Reed Elsevier operates a number of pension schemes around the world.  The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a triennial valuation by Watson Wyatt Partners as at 5 April 2003.  The main US scheme is valued annually and was subject to a valuation by Towers Perrin as at 1 January 2003. The actuarial values placed on scheme assets under SSAP24 as at their last valuation date were sufficient to cover 113% and 104% of the benefits that had accrued to members of the main UK and US schemes, respectively.

The net pension charge was £59m/€86m (2002: £59m/€94m).  Pension contributions made in the year amounted to £49m/€72m (2002: £47m/€75m).  The net SSAP24 charge on the main UK scheme comprises a regular cost of £23m/€33m (2002: £27m/€43m), less amortisation of the net actuarial surplus of £13m/€19m (2002: £24m/€38m).  Based on the advice of scheme actuaries, no employer contributions have been made to the main UK scheme in 2003 and, with effect from 1 January 2004, employer contributions will be made at a rate of 5% of pensionable salaries until the next triennial valuation in 2006.

At 31 December 2003, the aggregate net deficit in respect of the defined benefit schemes under FRS17 comprised £189m/€268m (2002: £66m/€101m) in respect of funded schemes and liabilities of £62m/€88m (2002: £71m/€109m) in respect of unfunded schemes, of which £52m/€74m (2002: £52m/€80m) is provided for within creditors under SSAP24.

REED ELSEVIER PLC
SUMMARY FINANCIAL INFORMATION

Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiary undertakings. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as interests in joint ventures, net of the other assets and liabilities reported within Reed Elsevier PLC and its subsidiary undertakings.  Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

Summary consolidated profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2003	2003 £m	2002 £m
Share of combined turnover	2,605	2,656
Share of combined adjusted profit before tax	534	490
Share of amortisation	(235)	(279)
Share of exceptional items before tax	(24)	(58)
Reed Elsevier NV’s share of UK tax credit on distributed earnings	(8)	(7)
Profit on ordinary activities before taxation	267	146
Tax on profit on ordinary activities	(98)	(57)
Profit attributable to ordinary shareholders	169	89
Equity dividends paid and proposed	(152)	(143)
Retained profit/(loss) taken to reserves	17	(54)
Basic earnings per share	13.4p	7.0p
Diluted earnings per share	13.4p	7.0p
Adjusted earnings per share	31.2p	28.5p

Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses. Tax on profit on ordinary activities includes £97m (2002: £56m) in respect of joint ventures.

Dividends

The directors of Reed Elsevier PLC have proposed a final dividend of 8.7p per ordinary share (2002: 8.0p) which, when added to the interim dividend already paid of 3.3p per ordinary share (2002: 3.2p), amounts to a total 2003 dividend of 12.0p per ordinary share (2002: 11.2p), an increase of 7%. The Reed Elsevier PLC final dividend will be paid on 21 May 2004, with ex-dividend and record dates of 28 April 2004 and 30 April 2004 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Summary consolidated cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2003	2003 £m	2002 £m
Net cash outflow from operating activities	(1)	—
Dividends received from Reed Elsevier Group plc	144	135
Equity dividends paid	(144)	(135)
Financing (including issue of ordinary shares £12m (2002: £16m))	1	(2)
Other cash flows	—	2
Change in net cash	—	—

Summary consolidated balance sheet

AS AT 31 DECEMBER 2003	2003 £m	2002 £m
Fixed asset investment in joint ventures	859	973
Net current assets	465	460
Creditors: amounts falling due after more than one year	(36)	(36)
Net assets	1,288	1,397

Net current assets includes amounts owed by Reed Elsevier Group plc group of £584m (2002: £573m).

The financial information set out above has been abridged from the company’s statutory accounts for the year ended 31 December 2003, which have been audited and will be filed with the UK Registrar of Companies following the Annual General Meeting. The audit report was unqualified and did not contain statements under S237(2) or (3) Companies Act 1985.

Basis of preparation

The Reed Elsevier NV group results for the year ended 31 December 2003 reflect the Reed Elsevier NV shareholders’ 50% economic interest in the Reed Elsevier combined businesses, accounted for on a gross equity basis.  Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

The summary financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (GAAP).  Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pensions accounting, UK and Dutch GAAP have diverged.  As permitted by Article 362.1 of Book 2, Title 9 of the Dutch Civil Code, the summary financial information has, therefore, been prepared using accounting policies that are in accordance with UK GAAP ensuring consistency with the prior year of the accounting policies applied.  The adoption of UK GAAP has no effect on group shareholders’ equity previously reported under Dutch GAAP, other than in respect of shares held in treasury which previously were included in assets and are now presented as a deduction within group shareholders’ funds.

Summary group profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2003	2003 €m	2002 €m
Share of combined turnover	3,571	3,991
Share of combined adjusted profit before tax	733	737
Share of amortisation	(323)	(419)
Share of exceptional items before tax	(34)	(88)
Taxation	(134)	(86)
Profit attributable to shareholders	242	144
Equity dividends paid and proposed	(221)	(221)
Retained profit/(loss) taken to reserves	21	(77)
Basic earnings per share	€0.31	€0.18
Diluted earnings per share	€0.31	€0.18
Adjusted earnings per share	€0.69	€0.69

Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses.

Dividends

The directors of Reed Elsevier NV have proposed a final dividend of €0.22 per ordinary share (2002: €0.21) which, when added to the interim dividend already paid of €0.08 per ordinary share (2002: €0.09), amounts to a total 2003 dividend of €0.30 per ordinary share (2002: €0.30). The Reed Elsevier NV final dividend will be paid on 21 May 2004, with ex-dividend and record dates of 3 May 2004 and 30 April 2004 respectively.  Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Summary group cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2003	2003 €m	2002 €m
Net cash outflow from operating activities	(2)	—
Dividends received from Reed Elsevier Group plc	200	150
Equity dividends paid	(215)	(222)
Decrease in short term investments	8	10
Financing (including issue of ordinary shares €3m (2002: €22m))	4	59
Other cash flows	5	3
Change in net cash	—	—

Summary group balance sheet

AS AT 31 DECEMBER 2003	2003 €m	2002 €m
Fixed asset investment in joint ventures	1,904	2,180
Net current liabilities	(111)	(96)
Creditors: amounts falling due after more than one year	(65)	(65)
Net assets	1,728	2,019

Net current liabilities include short term investments of €7m (2002: €15m).

The financial information in respect of the year ended 31 December 2003 has been extracted from the statutory accounts of Reed Elsevier NV which have been audited.  These include parent company financial statements in which Reed Elsevier NV’s investments in the Reed Elsevier combined businesses are presented on an historical cost basis.

ADDITIONAL INFORMATION
FOR US INVESTORS

REED ELSEVIER SUMMARY COMBINED FINANCIAL INFORMATION UNDER US GAAP

SUMMARY OF PRINCIPAL DIFFERENCES TO US GAAP

Basis of preparation

The combined financial statements for Reed Elsevier are prepared in accordance with UK GAAP, which differs in certain significant respects to US GAAP. The principal differences relate to the US GAAP requirements in respect of the capitalisation and amortisation of goodwill and other intangible assets, derivative financial instruments, pensions and deferred taxation.  A more complete explanation of the accounting policies used by the combined businesses and the differences to US GAAP will be set out in the 2003 Reed Elsevier Annual Reports and Financial Statements and the Reed Elsevier Annual Report on Form 20-F.

Net income

FOR THE YEAR ENDED 31 DECEMBER 2003	2003 £m	2002 £m	2003 €m	2002 €m
Net income as reported	334	181	484	288
US GAAP adjustments: Goodwill and intangible assets	121	223	176	355
Deferred taxation	(40)	(50)	(58)	(80)
Pensions	75	56	109	89
Stock based compensation	7	—	10	—
Derivative instruments	41	(45)	59	(72)
Net income under US GAAP	538	365	780	580

Combined shareholders’ funds

AS AT 31 DECEMBER 2003	2003 £m	2002 £m	2003 €m	2002 €m
Combined shareholders’ funds as reported	2,434	2,640	3,456	4,039
US GAAP adjustments: Goodwill and intangible assets	1,354	1,302	1,923	1,992
Deferred taxation	(828)	(838)	(1,176)	(1,283)
Pensions	185	151	263	231
Derivative instruments	(69)	(117)	(98)	(179)
Available for sale investments	3	3	4	5
Equity dividends	226	205	321	314
Other items	(2)	(2)	(3)	(3)
Combined shareholders’ funds under US GAAP	3,303	3,344	4,690	5,116

Both Reed Elsevier PLC (‘RUK’, CUSIP No. 758205108) and Reed Elsevier NV (‘ENL’, CUSIP No. 758204101) have American Depositary Shares (ADSs) listed on the New York Stock Exchange (Depositary: Bank of New York NA). An ADS in Reed Elsevier NV represents two ordinary shares in Reed Elsevier NV, while a Reed Elsevier PLC ADS represents four ordinary shares in Reed Elsevier PLC. Final dividends on Reed Elsevier PLC and Reed Elsevier NV ADSs will be paid on 28 May 2004.

NOTES FOR EDITORS

Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.

The Reed Elsevier Annual Review 2003 and Reed Elsevier PLC 2003 Annual Report and Financial Statements are being posted to Reed Elsevier PLC shareholders on 15 March 2004. Copies of the Reed Elsevier Annual Review 2003 and Reed Elsevier NV 2003 Annual Report and Financial Statements will be available to shareholders in Reed Elsevier NV on request. Copies of the Preliminary Statement are available to the public from the respective companies:

Reed Elsevier PLC 1-3 Strand London WC2N 5JR United Kingdom	Reed Elsevier NV Sara Burgerhartstraat 25 1055 KV, Amsterdam The Netherlands

Copies of all recent announcements, including this Preliminary Statement, and additional information on Reed Elsevier can be found on the Reed Elsevier Home Page on the World Wide Web:

http://www.reedelsevier.com